ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 1, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh

Re:	Comments to Registration Statement on Form N-14 of Putnam ETF Trust (the “Registrant”), as filed on June 27, 2025 (SEC Accession No. 0001193125-25-151504) (the “Registration Statement”)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by teleconference to James Forbes and James Schwab of Ropes & Gray LLP, counsel to the Registrant, on July 24, 2025, on the Registration Statement relating to the proposed merger (each, a “Merger” and, collectively, the “Mergers”) of each “Target Fund” listed in the table below with and into the corresponding “Acquiring ETF” listed in the table below.

Target Fund		Acquiring ETF

Putnam California Tax Exempt Income Fund	→	Franklin California Municipal Income ETF

Putnam Massachusetts Tax Exempt Income Fund	→	Franklin Massachusetts Municipal Income ETF

Putnam Minnesota Tax Exempt Income Fund	→	Franklin Minnesota Municipal Income ETF

Putnam New Jersey Tax Exempt Income Fund	→	Franklin New Jersey Municipal Income ETF

Putnam New York Tax Exempt Income Fund	→	Franklin New York Municipal Income ETF

Putnam Ohio Tax Exempt Income Fund	→	Franklin Ohio Municipal Income ETF

Putnam Pennsylvania Tax Exempt Income Fund	→	Franklin Pennsylvania Municipal Income ETF

Putnam Short-Term Municipal Income Fund	→	Franklin Short-Term Municipal Income ETF

Putnam Tax Exempt Income Fund	→	Franklin Municipal Income ETF

Putnam Tax-Free High Yield Fund	→	Franklin Municipal High Yield ETF

For convenience, this letter summarizes the Staff’s comments before the Registrant’s responses. These responses will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement

under the Securities Act to be filed with the Commission on or around August 5, 2025 (the “Pre-Effective Amendment No. 1”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.

Comment: Please ensure that any disclosure changes made in response to the Staff’s comments to Post-Effective Amendment No. 23 under the Securities Act of 1933, as amended, and Amendment No. 24 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (File Nos. 333-253222 and 811-23643) of the Registrant, on behalf of each of the Acquiring ETFs, filed with the Commission on May 30, 2025 (the “485(a) Amendment”) are reflected in Pre-Effective Amendment No. 1, as applicable.

Response: The Registrant confirms that it has reviewed the disclosure changes expected to be made in response to the Staff’s comments to the 485(a) Amendment and will reflect them in Pre-Effective Amendment No. 1 to the extent applicable.

Part A: Prospectus/Information Statement

2.

Comment: The first sentence of the third paragraph in the letter to shareholders entitled “A Message from the President and Chair” states that each Acquiring ETF “has the same investment objective, investment policies, investment strategies, and portfolio management team as the corresponding Target Fund.” Please add disclosure briefly comparing the principal risks of each Acquiring ETF and the corresponding Target Fund to this section and elsewhere where similar statements are made in the Registration Statement.

Response: The Registrant will revise the above-referenced sentence as follows to add a brief comparison of the principal risks of each Acquiring ETF and the corresponding Target Fund as follows (additions denoted with underlined text):

“Each Acquiring ETF is a newly created series of Putnam ETF Trust, a Delaware statutory trust (the “ETF Trust”), that has the same investment objective, investment policies, investment strategies, and portfolio management team as the corresponding Target Fund and substantially similar principal risks (except that the Acquiring ETF is also subject to risks related to its ETF structure).

The Registrant also will add similar disclosure elsewhere where similar statements are made in the Registration Statement.

3.

Comment: The Staff notes that the fifth paragraph in the introduction to the Prospectus/Proxy Statement references “the Board of Trustees of The Putnam Funds.” Please consider adding a definition of “The Putnam Funds” in this section, which represents the first use of that term in the Prospectus/Information Statement.

Response: For clarity, the Registrant will revise the above-referenced paragraph as follows to eliminate the term “The Putnam Funds” (additions denoted with underlined text and deletions denoted with ~~strikethrough~~ text):

“With respect to each Target Fund and Acquiring ETF (each, a “Fund”), ~~the Board of Trustees of The Putnam Funds (the “Board”),~~ the board of ~~directors~~ trustees of ~~each~~ the Funds (the “Board,” “Board of Trustees,” or “Trustees”)~~,~~ unanimously approved the Merger and Plan and determined that participation in the applicable Merger is in the best interests of each Fund and that the interests of existing Fund shareholders will not be diluted as a result of the Merger.”

The Registrant also will make similar revisions elsewhere in the Prospectus/Information Statement to avoid the use of the term “The Putnam Funds.”

4.

Comment: The third sentence of the third paragraph under the heading “2. What will happen to my shares of a Target Fund as a result of the Merger?” in the section “I. Questions and Answers regarding the Mergers” states that, “Because Acquiring ETF Shares trade at market prices rather than at NAV, Acquiring ETF Shares may trade at a price less than (discount) or greater than (premium) to the then-current pro rata value of an Acquiring ETF’s net assets.” Please consider whether there is simpler language that can be used in lieu of the phrase “the then-current pro rata value of an Acquiring ETF’s net assets.”

Response: For clarity, the Registrant will revise this sentence as follows (additions denoted with underlined text and deletions denoted with ~~strikethrough~~ text):

“Because Acquiring ETF Shares trade at market prices rather than at NAV per share, Acquiring ETF Shares may trade at a price less than (discount) or greater than (premium) ~~to~~ the ~~then-current pro rata value of an~~ Acquiring ETF’s ~~net assets~~ then-current NAV per share.”

5.

Comment: The second sentence of the third paragraph under the heading “4. Why are the Mergers happening” in the section “I. Questions and Answers regarding the Mergers” states that, “The Trustees have determined that each Merger is in the best interests of shareholders of the participating Funds.” If accurate, please note whether the Trustees’ determination was unanimous. If it was not, please clarify that in the disclosure.

Response: The Registrant will revise the relevant sentence as follows to indicate that the Trustees’ determination was unanimous (additions denoted with underlined text):

“The Trustees have unanimously determined that each Merger is in the best interests of shareholders of the participating Funds.”

6.

Comment: The first sentence of the first paragraph under the heading “7. Are there any differences in risks between the Target Funds and the Acquiring ETFs?” in the section “I. Questions and Answers regarding the Mergers” indicates that the risks associated with owning shares of an Acquiring ETF are “similar” to the risks associated with owning shares of the corresponding Target Fund. Similar statements elsewhere in the Prospectus/Information Statement (for example, in the first sentence of the first paragraph under the heading “2. How do the principal investment risks of the Funds compare?” in the section “II. Comparison of Some Important Features of the Funds—Merger 1: Putnam California Tax Exempt Income Fund into Franklin California Municipal Income ETF”) indicate that the risks are “substantially similar.” Please reconcile these statements for consistency.

Response: The Registrant will revise the above-referenced statement under the heading “7. Are there any differences in risks between the Target Funds and the Acquiring ETFs?” as follows (additions denoted with underlined text). The Registrant notes that other anticipated updates that do not directly relate to this comment response also have been reflected in the disclosure below.

“Many of the principal risks associated with owning shares of an Acquiring ETF are substantially similar to the risks associated with owning shares of the corresponding Target Fund (except that the Acquiring ETF is also subject to risks related to its ETF structure).”

The Registrant also will make similar revisions elsewhere in the Prospectus/Information Statement to indicate that many of the principal risks associated with owning shares of an Acquiring ETF are substantially similar to the principal risks associated with owning shares of the corresponding Target Fund.

7.

Comment: In the response under the heading “8. Will the total expenses of the Acquiring ETFs be lower than the total expenses of the Target Funds?” in the section “I. Questions and Answers regarding the Mergers,” please also consider including disclosure comparing the management fees of each Acquiring ETF with the corresponding Target Fund. If such a comparison is included, please also delete the word “total” where it appears in the heading.

Response: The Registrant will revise the above-referenced response as follows (additions denoted with underlined text and deletions denoted with ~~strikethrough~~ text):

“8. Will the ~~total~~ expenses of the Acquiring ETFs be lower than the ~~total~~ expenses of the Target Funds?

Yes. Following the Merger, each Acquiring ETF is expected to have a total expense ratio that is lower than that of each share class of the corresponding Target Fund at all asset levels. In addition, the Acquiring ETFs will be subject to a unitary fee structure, whereby the Investment Manager bears substantially all operating expenses of the Acquiring ETFs. Each Acquiring ETF’s contractual (unitary) management fee rate is lower than the corresponding Target Fund’s contractual management fee rate at all asset levels.

For a more detailed comparison of the Funds’ fees and expenses, see the section of this Prospectus/Information Statement relating to your Merger titled “Question 4. How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Merger?””

8.

Comment: In the discussion of each Merger in the section “II. Comparison of Some Important Features of the Funds,” please consider adding disclosure regarding how the Acquiring ETF and corresponding Target Fund compare in terms of (i) distribution and purchase procedures and exchange rights and (ii) redemption procedures, as required by Item 3(b)(1) and 3(b)(2) of Form N-14.

Response: The Registrant notes that a discussion of how the Acquiring ETF and corresponding Target Fund compare in terms of distribution and purchase procedures, exchange rights, and redemption procedures in included under the headings “What are the purchase, sale, and exchange procedures of the Target Funds and Acquiring ETFs?” and “What are the distribution arrangements for the Target Funds and Acquiring ETFs?” in the section “III. Comparison of Other Key Features of the Funds.” The Registrant believes that it is appropriate to include this discussion in this section, rather than in the section “II. Comparison of Some Important Features of the Funds,” to avoid repetition given that the same comparison of distribution and purchase procedures, exchange rights, and redemption rights applies to each set of Acquiring ETF and corresponding Target Fund.

9.

Comment: A footnote included in the “Annual Fund Operating Expenses” table under the heading “4. How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Merger?” in the discussion of each Merger in the section “II. Comparison of Some Important Features of the Funds” refers to “non-recurring expenses related to the Merger.” Please clarify in the disclosure what is meant by “non-recurring expenses” in this context.

Response: The Registrant will revise the above-referenced footnote text as follows to clarify the meaning of “non-recurring expenses” (additions denoted with underlined text):

“Does not reflect non-recurring expenses related to the Merger. These expenses may include legal and accounting expenses, portfolio transfer taxes (if any), the costs of printing and mailing this Prospectus/Information Statement, SEC filing fees, other similar expenses incurred in connection with the consummation of the Merger and related transactions contemplated by the Plan, costs associated with the organization and registration of the Acquiring ETF, and transaction costs associated with liquidating portfolio securities that will not be acquired by the Acquiring ETF as part of the Merger (“portfolio repositioning”), if any. The Investment Manager will bear all of these non-recurring expenses other than portfolio repositioning costs, and the Investment Manager currently does not anticipate any significant portfolio repositioning or related transaction costs in connection with the Merger. If these expenses had been reflected, pro forma other expenses and total annual fund operating expenses would have been the same.”

10.

Comment: The second sentence of the second paragraph under the heading “6. How does the investment performance of the Funds compare?” in the discussion of each Merger in the section “II. Comparison of Some Important Features of the Funds” states that the Acquiring ETF will adopt the historical accounting records and performance of the Target Fund and, specifically, the Target Fund’s Class R6 shares. Given that approach, please provide information regarding the return after taxes on distributions and after taxes on distributions and sale of fund shares of Class R6 shares (rather than Class A shares) in the table “Average annual total returns for Target Fund after sales charges.”

Response: The Registrant will provide the requested information for the Class R6 shares of each Target Fund in Pre-Effective Amendment No. 1.

11.

Comment: The fourth paragraph under the heading “6. How does the investment performance of the Funds compare?” in the discussion of each Merger in the section “II. Comparison of Some Important Features of the Funds” states that, “The performance of the other classes, which is shown in the table below, will differ because the classes pay potentially lower expenses.” Please confirm the accurate of this statement, and revise as appropriate, given that this sentence references classes other than Class R6 and that Class R6 appears to have expenses that are lower than, or equal to, those of each other share class. Kindly confirm the accuracy of the sentence.

Response: The Registrant will revise the above-referenced statement as follows to clarify that share classes other than Class R6 bear potentially higher expenses than Class R6 (additions denoted with underlined and deletions denoted with ~~strikethrough~~ text):

“The performance of the other classes, which is shown in the table below, will differ because the classes bear~~pay~~ potentially ~~lower~~higher expenses.”

12.

Comment: In the table identifying each Fund’s principal investment strategies appearing under the heading “What are the funds’ principal investment strategies and related risks?” in the section “IV. Risk Factors,” in the rows addressing (i) Franklin Municipal Income ETF and Putnam Tax Exempt Income Fund and (ii) Franklin Municipal High Yield ETF and Putnam Tax-Free High Yield Fund, please include disclosure regarding each Fund’s 80% investment policy.

Response: The Registrant will revise the relevant rows of the above-referenced table as follows to reference the relevant Funds’ 80% investment policies (additions denoted with underlined text and deletions denoted with ~~strikethrough~~ text):

Franklin Municipal Income ETF Putnam Tax Exempt Income Fund

The Investment Manager pursues each Fund’s goal by investing mainly in bonds that pay interest that is exempt from federal income tax (but that may be subject to federal alternative minimum tax (“AMT”)), are investment-grade in quality, and have intermediate- to long-term maturities (i.e., three years or longer). Under normal circumstances, each Fund invests at least 80% of its net assets in tax-exempt investments, which for purposes of this policy exclude investments paying interest subject to the federal AMT for individuals. This investment policy cannot be changed without the approval of the applicable Fund’s shareholders. ~~tax-exempt investments that are investment-grade in quality.~~

Franklin Municipal High Yield ETF Putnam Tax-Free High Yield Fund

The Investment Manager pursues each Fund’s goal by investing mainly in bonds that pay interest that is exempt from federal income tax (but that may be subject to federal alternative minimum tax (“AMT”)), are a combination of below-investment-grade and investment-grade securities, and have intermediate- to long-term maturities (i.e., three years or longer). Under normal circumstances, each Fund invests at least 80% of its net assets in tax-exempt investments. This investment policy cannot be changed without the approval of the applicable Fund’s shareholders. ~~tax-exempt investments.~~

13.

Comment: Please ensure that the table identifying each Fund’s principal risks appearing under the heading “What are the funds’ principal investment strategies and related risks?” in the section “IV. Risk Factors” is accurate with respect to each Acquiring ETF and each Target Fund.

Response: The Registrant has reviewed the above-referenced table for accuracy and will replace it in Pre-Effective Amendment No. 1 with the updated version included in Appendix A to this letter. The Registrant has also reviewed the description of principal risks in Appendix D to the Registration Statement and will make appropriate changes in Pre-Effective Amendment No. 1.

14.

Comment: In the third paragraph under the heading “General” in the section “V. Information about the Mergers,” please consider adding disclosure regarding the anticipated consolidation of each Target Fund’s share classes into Class R6 shares.

Response: The Registrant notes that, as reflected in an amended and restated supplement to each Target Fund’s prospectus filed on July 28, 2025, the Target Funds no longer plan to consolidate their share classes into a single class, Class R6, prior to the Mergers. Accordingly, the Registrant will remove references to the share class consolidation throughout the Registration Statement in Pre-Effective Amendment No. 1.

15.

Comment: Where other sections of the Registration Statement are referenced in the discussion under the heading “Trustees’ Considerations Relating to the Mergers” in the section “V. Information about the Mergers,” please add hyperlinks to those sections if possible.

Response: The Registrant confirms that hyperlinks to other sections of the Registration Statement referenced in the above-referenced disclosure will be added, where applicable, in Pre-Effective Amendment No. 1.

16.

Comment: In the table appearing under the heading “Comparison of Shareholder Rights” in the section “V. Information about the Mergers,” please consider highlighting material differences between the governing documents of the Acquiring ETFs and the Target Funds.

Response: The Registrant will update the above-referenced table in Pre-Effective Amendment No. 1 with the version included in Appendix B to this letter, which includes an additional column providing a summary of the material differences between the governing documents of the Acquiring ETFs and the Target Funds.

17.

Comment: In the discussion under the heading “Federal Income Tax Consequences” in the section “V. Information about the Mergers,” please consider stating that each Merger will be a tax-free reorganization.

Response: The Registrant will add the following disclosure at the beginning of the above-referenced discussion:

“Each Merger is expected to be a tax-free reorganization for U.S. federal income tax purposes.”

18.

Comment: Please consider revising the first sentence of the first paragraph under the heading “Shareholder information – Valuation of fund shares” in the section “VI. Additional Information about the Acquiring ETFs” to clarify that the discussion relates to the valuation of each Acquiring ETF’s creation units.

Response: The Registrant will revise the relevant sentence as follows (additions denoted with underlined text and deletions denoted with ~~strikethrough~~ text).

“The ~~price of the fund’s shares is based on~~ fund issues and redeems shares at its net asset value per share only in aggregations of a specified number of shares called “Creation Units,” which are generally issued in exchange for portfolio securities and/or cash.”

19.	Comment: The information under the heading “Share ownership” in the section “VII. Other Information” is provided as of March 31, 2025. Please provide this information as of a more recent date.

Response: The Registrant confirms that it will provide the above-referenced information as of a more recent date in Pre-Effective Amendment No. 1.

20.

Comment: The discussion of fundamental and non-fundamental investment restrictions in Appendix B indicates that certain Acquiring ETFs have filed an election under Rule 18f-1 under the 1940 Act. Please confirm the accuracy of the disclosure, as the Staff notes that similar disclosure with respect to the Acquiring ETFs does not appear in the 485(a) Amendment.

Response: The Registrant confirms that the Acquiring ETFs have not filed (and are not expected to file) elections under Rule 18f-1 under the 1940 Act and, accordingly, statements to that effect will be removed from the Registration Statement.

21.

Comment: In the discussion of fundamental and non-fundamental investment restrictions in Appendix B, the following disclosure appears at the beginning for certain Funds but not for Putnam Massachusetts Tax Exempt Income Fund, Franklin Massachusetts Municipal Income ETF, Putnam Minnesota Tax Exempt Income Fund, Franklin Minnesota Municipal Income ETF, Putnam New Jersey Tax Exempt Income Fund, Franklin New Jersey Municipal Income ETF, Putnam Ohio Tax Exempt Income Fund, Franklin Ohio Municipal Income ETF, Putnam Pennsylvania Tax Exempt Income Fund, and Franklin Pennsylvania Municipal Income ETF:

“The Fund has adopted the fundamental investment restrictions below for the protection of shareholders. Fundamental investment restrictions may not be changed without a vote of a majority of the outstanding voting securities. The Investment Company Act of 1940, as amended, provides that a “vote of a majority of the outstanding voting securities” of a fund means the affirmative vote of the lesser of (1) more than 50% of the outstanding fund shares, or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding fund shares are represented at the meeting in person or by proxy.”

For consistency, please include this disclosure consistently for all Funds. Please also reconcile this disclosure with similar disclosure provided with respect to the Acquiring ETFs in the 485(a) Amendment.

Response: The Registrant confirms that the requested disclosure will be added to the beginning of the discussion of the fundamental and non-fundamental investment restrictions in Appendix B for the above-referenced Funds. The Registrant also confirms that, as revised, the disclosure will be consistent with similar disclosure provided with respect to the Acquiring ETFs in the 485(a) Amendment.

Part B: Statement of Additional Information

22.	Comment: Please confirm supplementally whether the Registrant intends to incorporate by reference the Statement of Additional Information of each Target Fund into Part B of the Registration Statement.

Response: The Registrant notes that the introduction to the Prospectus/Information Statement includes language incorporating by reference each Target Fund’s Statement of Additional Information. The Registrant also intends to add language in Pre-Effective Amendment No. 1 that incorporates by reference each Target Fund’s Statement of Additional Information into Part B of the Registration Statement.

23.

Comment: The second paragraph of the section “Additional Information about the Acquiring ETFs” states both that the Preliminary Statement of Additional Information of each Acquiring ETF (each, an “Acquiring ETF SAI”) is attached as an appendix and that information regarding each Acquiring ETF contained in the applicable Acquiring ETF SAI is incorporated by reference. The Staff notes that incorporation by reference of information contained in the Acquiring ETF SAIs is unnecessary if they are also being attached as an appendix.

Response: The Registrant plans to attach each Acquiring ETF SAI as an appendix to Part B of the Registration Statement and, accordingly, will remove references to the incorporation by reference of the Acquiring ETF SAIs.

24.	Comment: Please verify the accuracy of the hyperlinks included in the section “Financial Statements.”

Response: The Registrant confirms that it has verified the accuracy of (and, where appropriate, updated) the hyperlinks included in the section “Financial Statements.”

Sincerely,

/s/ James M. Forbes
James M. Forbes

cc:	James E. Thomas
Venice Monagan

APPENDIX A

Principal Risks	Putnam California Tax Exempt Income Fund	Franklin California Municipal Income ETF	Putnam Massachusetts Tax Exempt Income Fund	Franklin Massachusetts Municipal Income ETF	Putnam Minnesota Tax Exempt Income Fund	Franklin Minnesota Municipal Income ETF
Alternative minimum tax risk
Authorized participant concentration risk		X		X		X
Cash transactions risk		X		X		X
Credit risk	X	X	X	X	X	X
Derivatives	X	X	X	X	X	X
Fluctuation of net asset value and share price risk		X		X		X
Focus of investments	X	X	X	X	X	X
General obligations	X	X	X	X	X	X
Interest rate risk	X	X	X	X	X	X
Large shareholder transaction risk	X	X	X	X	X	X
Liquidity and illiquid investments	X	X	X	X	X	X
Management and operational risk	X	X	X	X	X	X
Market risk	X	X	X	X	X	X
Other investments	X	X	X	X	X	X
Portfolio turnover rate	X	X	X	X	X	X
Revenue obligations	X	X	X	X	X	X
Tax-exempt investments	X	X	X	X	X	X
Temporary defensive strategies	X	X	X	X	X	X
Tender option bonds	X	X	X	X	X	X
Trading issues risk		X		X		X

Principal Risks	Putnam New Jersey Tax Exempt Income Fund	Franklin New Jersey Municipal Income ETF	Putnam New York Tax Exempt Income Fund	Franklin New York Municipal Income ETF	Putnam Ohio Tax Exempt Income Fund	Franklin Ohio Municipal Income ETF
Alternative minimum tax risk

Principal Risks	Putnam New Jersey Tax Exempt Income Fund	Franklin New Jersey Municipal Income ETF	Putnam New York Tax Exempt Income Fund	Franklin New York Municipal Income ETF	Putnam Ohio Tax Exempt Income Fund	Franklin Ohio Municipal Income ETF
Authorized participant concentration risk		X		X		X
Cash transactions risk		X		X		X
Credit risk	X	X	X	X	X	X
Derivatives	X	X	X	X	X	X
Fluctuation of net asset value and share price risk		X		X		X
Focus of investments	X	X	X	X	X	X
General obligations	X	X	X	X	X	X
Interest rate risk	X	X	X	X	X	X
Large shareholder transaction risk	X	X	X	X	X	X
Liquidity and illiquid investments	X	X	X	X	X	X
Management and operational risk	X	X	X	X	X	X
Market risk	X	X	X	X	X	X
Other investments	X	X	X	X	X	X
Portfolio turnover rate	X	X	X	X	X	X
Revenue obligations	X	X	X	X	X	X
Tax-exempt investments	X	X	X	X	X	X
Temporary defensive strategies	X	X	X	X	X	X
Tender option bonds	X	X	X	X	X	X
Trading issues risk		X		X		X

Principal Risks	Putnam Pennsylvania Tax Exempt Income Fund	Franklin Pennsylvania Municipal Income ETF	Putnam Short-Term Municipal Income Fund	Franklin Short-Term Municipal Income ETF	Putnam Tax Exempt Income Fund	Franklin Municipal Income ETF
Alternative minimum tax risk			X	X
Authorized participant concentration risk		X		X		X
Cash transactions risk		X		X		X

Principal Risks	Putnam Pennsylvania Tax Exempt Income Fund	Franklin Pennsylvania Municipal Income ETF	Putnam Short-Term Municipal Income Fund	Franklin Short-Term Municipal Income ETF	Putnam Tax Exempt Income Fund	Franklin Municipal Income ETF
Credit risk	X	X	X	X	X	X
Derivatives	X	X	X	X	X	X
Fluctuation of net asset value and share price risk		X		X		X
Focus of investments	X	X	X	X	X	X
General obligations	X	X	X	X	X	X
Interest rate risk	X	X	X	X	X	X
Large shareholder transaction risk	X	X	X	X	X	X
Liquidity and illiquid investments	X	X	X	X	X	X
Management and operational risk	X	X	X	X	X	X
Market risk	X	X	X	X	X	X
Other investments	X	X	X	X	X	X
Portfolio turnover rate	X	X	X	X	X	X
Revenue obligations	X	X	X	X	X	X
Tax-exempt investments	X	X	X	X	X	X
Temporary defensive strategies	X	X	X	X	X	X
Tender option bonds	X	X			X	X
Trading issues risk		X		X		X

Principal Risks	Putnam Tax-Free High Yield Fund	Franklin Municipal High Yield ETF
Alternative minimum tax risk
Authorized participant concentration risk		X
Cash transactions risk		X
Credit risk	X	X
Derivatives	X	X
Fluctuation of net asset value and share price risk		X
Focus of investments	X	X
General obligations	X	X
Interest rate risk	X	X
Large shareholder transaction risk	X	X
Liquidity and illiquid investments	X	X
Management and operational risk	X	X
Market risk	X	X
Other investments	X	X
Portfolio turnover rate	X	X
Revenue obligations	X	X

Principal Risks	Putnam Tax-Free High Yield Fund	Franklin Municipal High Yield ETF
Tax-exempt investments	X	X
Temporary defensive strategies	X	X
Tender option bonds	X	X
Trading issues risk		X

APPENDIX B

	Target Funds	Acquiring ETFs	Summary of Material Differences
Shareholder Liability

The Declaration of Trust provides that neither the Trust, nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any shareholder or to call upon any shareholder for the payment of any sum of money or assessment other than such as the shareholder may personally agree to pay. The Declaration of Trust also provides that, in case any shareholder or former shareholder shall be held to be personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representative or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability, but only out of the assets of the particular series of shares of which he or she is or was a Shareholder.

The Declaration of Trust provides that the shareholders shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or any series. The Declaration of Trust provides that the shareholders, as such, shall have the same limitation of personal liability as is extended to Stockholders of a private corporation for profit organized under the General Corporation Law of the State of Delaware. The Declaration of Trust also provides that, if any shareholder or former shareholder of any series is held personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of any entity, its general successor) shall be entitled out of the assets belonging to the applicable series (or the Trust in the event a shareholder holds shares of the Trust and not a series) to be held harmless from and indemnified against all loss and expense arising from such liability.

None.
Voting Powers

Each whole share is entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.

The shareholders have the power to vote only (i) for the election of Trustees as

A shareholder of a series of the Trust shall be entitled to one vote for each dollar of net asset value per share of such series, on any matter on which such shareholder is entitled to vote and each fractional dollar amount shall be entitled to a proportionate fractional vote.

For the Target Funds, each whole share is entitled to one vote, and fractional shares are entitled to a proportionate fractional vote. For the Acquiring ETFs, each dollar of net asset value per share is entitled to one vote, and provided in the Declaration of Trust, (ii) for the removal of Trustees as provided in the Declaration of Trust, (iii) with respect to any Investment Manager as provided in the Declaration of Trust to the extent required by applicable law, (iv) with respect to any termination of this Trust to the extent and as provided in the Declaration of Trust, (v) with respect to any amendment of this Declaration of Trust to the extent and as provided in the Declaration of Trust, and (vi) with respect to such additional matters relating to the Trust as may be required by the Declaration of Trust, the Bylaws or any registration of the Trust with the SEC or any state, or as the Trustees may consider necessary or desirable

There is no cumulative voting in the election of Trustees.

On any matter submitted to a vote of shareholders, all shares of the Trust then entitled to vote shall, except as otherwise provided in the Bylaws, be voted in the aggregate as a single class without regard to series or classes of shares, except (1) when required by the 1940 Act or when the Trustees shall have determined that the matter affects one or more series or classes of shares materially differently, shares shall be voted by individual series or class; and (2) when the Trustees have determined that the matter affects only the interests of one or more series or classes, only shareholders of such series or classes shall be entitled to vote thereon

The shareholders have the power to vote only (i) for the election of Trustees as and to the extent provided in the Declaration of Trust, (ii) with respect to such additional matters relating to the Trust as may be required by federal law, or any registration of the Trust with the SEC or any state and, and (iii) as the Trustees may otherwise consider necessary or desirable.

There is no cumulative voting for Trustees.

On any matters submitted to a vote of the shareholders, all shares of the Trust then entitled to vote shall be voted in aggregate, except: (a) when required by the 1940 Act, shares shall be voted by individual series or class; (b) when the matter involves any action that the Trustees have determined will affect only the interests of one or more series, then only shareholders of such series shall be entitled to vote thereon; and (c) when the matter involves any action that the Trustees have determined will affect only the interests of one or more classes, then only the shareholders of such class or classes shall be entitled to vote thereon.

each fractional dollar amount is entitled to a proportionate fractional vote.

Target Fund shareholders have the power to vote for the removal of Trustees, as provided in the Declaration of Trust, and with respect to any Investment Manager, as provided in the Declaration of Trust to the extent required by applicable law.

Shareholder Quorum; Adjournment; Required Vote	Thirty percent of shares entitled to vote on a particular matter shall be a quorum for the transaction of business on that matter at a shareholders’	Except when a larger quorum is required by federal law or the requirements of any securities exchange on which shares are listed for trading, the presence	Shareholder quorum for the Target Funds is thirty percent of shares entitled to vote, whereas shareholder quorum for meeting, except that where any provision of law or of the Declaration of Trust or the Bylaws requires that holders of any series or class shall vote as an individual series or class, then thirty percent of the aggregate number of shares of that series or class entitled to vote shall be necessary to constitute a quorum for the transaction of business by that series or class.

Any meeting of shareholders may, by action of the chair of the meeting, be adjourned from time to time without notice other than announcement at the meeting at which the adjournment is taken with respect to one or more matters to be considered at such meeting to a designated date which may be more than 120 days after the date initially set for the meeting, time and place, whether or not a quorum is present with respect to such matter. Upon motion of the chair of the meeting, the question of adjournment may be (but is not required by the Bylaws to be) submitted to a vote of the shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the shares present and entitled to vote with respect to the matter or matters adjourned and, if approved, such adjournment shall take place without further notice other than announcement at the meeting at which the adjournment is taken. Unless a proxy is otherwise limited in this regard, any shares present and entitled to vote at a meeting, including any shares that are represented by broker non-votes, may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

in person or by proxy of shareholders owning shares representing one-third (1/3) or more of the total combined voting power of all shares of each series or class, or of the Trust, as applicable, entitled to vote shall be a quorum for the transaction of business at a shareholders’ meeting with respect to such series or class or with respect to the entire Trust, respectively.

Any meeting of shareholders may, by action of the chair of the meeting, be adjourned from time to time without notice other than announcement at the meeting at which the adjournment is taken with respect to one or more matters to be considered at such meeting to a designated date which may be more than 120 days after the date initially set for the meeting, time and place, whether or not a quorum is present with respect to such matter. Upon motion of the chair of the meeting, the question of adjournment may (but is not required by the Trust’s By-laws to be) submitted to a vote of the shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the shares present and entitled to vote with respect to the matter or matters adjourned. Unless a proxy is otherwise limited in this regard, any shares present and entitled to vote at a shareholders’ meeting, including any shares that are represented by broker non-votes, may, at the discretion of the proxies named therein, be voted in favor of such an adjournment. At any adjourned meeting, the Trust may transact any business which might have been transacted at the original the Acquiring ETFs is one-third of the total combined voting power of the shares entitled to vote.

Any proposal for which sufficient favorable votes have been received may (but need not) be acted upon and considered final and effective regardless of whether the meeting is adjourned to permit additional solicitation with respect to any other proposal that is properly before the meeting.

Except when a larger vote is required by any provision of law or of the Declaration of Trust or the Bylaws, a majority of the shares voted shall decide any questions and a plurality shall elect a Trustee, provided that where any provision of law or of the Declaration of Trust or the Bylaws requires that the holders of any series or class shall vote as an individual series or class then a majority of the shares of that series or class voted on the matter (or a plurality with respect to the election of a Trustee) shall decide that matter insofar as that series or class is concerned.

meeting. Any proposal for which sufficient favorable votes have been received may (but need not) be acted upon and considered final and effective regardless of whether the shareholders’ meeting is adjourned to permit additional solicitation with respect to any other proposal that is properly before the meeting.

At all meetings of the shareholders, a quorum being present, the Trustees shall be elected by a vote of a plurality of the votes cast by shareholders present in person or by proxy and all other matters shall be decided by a majority of the votes cast affirmatively or negatively by shareholders present in person or by proxy; provided, that if the Declaration of Trust, the Trust’s By-laws or applicable federal law permits or requires that shares be voted on any matter by individual series or classes, then a majority of the votes cast by the shareholders of that series or class present in person or by proxy shall decide that matter insofar as that series or class is concerned; provided, further, that if the matter to be voted on is one for which by express provision of the 1940 Act, a greater vote is required, then in such case such express provision shall control the decision of such matter.

Trustee Power to Amend Organizational Document

The Declaration of Trust may be amended at any time by an instrument in writing signed by a majority of the then Trustees when authorized to do so by a vote of the shareholders, provided that shareholder authorization shall not be required in the case of any amendment (i) having the purpose of changing the name of the Trust or of supplying any omission, curing any ambiguity

The Declaration of Trust may be amended and/or amended and restated at any time by (i) an instrument in writing signed by a majority of the Trustees then holding office or (ii) adoption by a majority of the Trustees then holding office of a resolution specifying the restatement and/or amendment. No vote or consent of any shareholder shall be required for any amendment to the

Amendments to the Target Fund Declaration of Trust require shareholder approval except to change the name of the Trust, fix omissions, ambiguities, deficiencies, or inconsistencies, or when the Trustees determine that the amendment would have no material adverse effect on or curing, correcting or supplementing any defective or inconsistent provision contained herein or (ii) which is determined by the Trustees in their sole discretion not to have a material adverse effect on the shareholders of any series or class of shares.

The Bylaws may be amended or repealed, in whole or in part, by a majority of the Trustees then in office. The Bylaws may not be amended by shareholders.

Declaration of Trust except (i) as determined by the Trustees or (ii) as required by federal law including the 1940 Act, but only to the extent so required.

The Certificate of Trust of the Trust may be restated and/or amended by any Trustee as necessary or desirable to reflect any change in the information set forth therein, and any such restatement and/or amendment shall be effective immediately upon filing with the Office of the Secretary of the State of Delaware or upon such future date as may be stated therein.

The By-Laws may be restated, amended, supplemented or repealed by a majority vote of the Trustees then in office.

affected shareholders. Amendments to the Acquiring ETF Declaration of Trust do not require shareholder approval except as required by the Declaration of Trust or applicable federal law.
Termination of the Trust or Any Series or Class

The Trust or any series or class of any series may be terminated at any time (i) by the Trustees by written notice to the shareholders of the Trust or to the shareholders of the particular series or class, as the case may be, or (ii) by the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of each series or class entitled to vote, or (2) 67% or more of the shares of each series or class entitled to vote and present at a meeting called for this purpose if more than 50% of the outstanding shares of each series or class entitled to vote are present at the meeting in person or by proxy.

The Trust may be dissolved at any time by the Trustees (without shareholder approval or prior notice). Any series of shares may be dissolved at any time by the Trustees (without shareholder approval or prior notice). Any class may be terminated at any time by the Trustees (without shareholder approval or prior notice). Any action to dissolve the Trust shall be deemed to also be an action to dissolve each series, and to terminate each class.

Termination of the Target Funds (or any series or class thereof) requires approval by the Trustees (with written notice to shareholders) or a shareholder vote. Termination of the Acquiring ETFs (or any series or class thereof) requires Trustee approval (without shareholder approval or prior notice to shareholders).

Reorganization

Except as otherwise required by applicable law, the Trustees may, without shareholder approval, authorize the Trust or any series or class to merge, consolidate or reorganize with any other entity (including another series or class of the Trust), or to sell or exchange all or substantially all of the assets

The Trustees may, without shareholder approval unless such approval is required by the 1940 Act, (i) cause the Trust to convert or merge, reorganize or consolidate with or into one or more trusts, partnerships, limited liability companies, associations, corporations or other business entities (or a

The surviving or resulting entity in a reorganization of the Acquiring ETF must be an open-end management investment company under the 1940 Act or a series thereof, whereas no such requirement exists for of the Trust or of any series or class, in each case upon such terms and for such consideration as they may determine to be in the best interests of the Trust or of the particular series or class.

series of any of the foregoing to the extent permitted by law) (including trusts, partnerships, limited liability companies, associations, corporations or other business entities created by the Trustees to accomplish such conversion, merger, reorganization or consolidation) so long as the surviving or resulting entity is an open-end management investment company under the 1940 Act, or is a series thereof, to the extent permitted by law, and that, in the case of any trust, partnership, limited liability company, association, corporation or other business entity created by the Trustees to accomplish such conversion, merger, reorganization or consolidation, may (but need not) succeed to or assume the Trust’s registration under the 1940 Act and that, in any case, is formed, organized or existing under the laws of the United States or of a state, commonwealth, possession or colony of the United States, (ii) cause the shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law, (iii) cause the Trust to incorporate under the laws of a state, commonwealth, possession or colony of the United States, (iv) sell or convey all or substantially all of the assets of the Trust or any series or class to another series or class of the Trust or to another trust, partnership, limited liability company, association, corporation or other business entity (or a series of any of the foregoing to the extent permitted by law) (including a trust, partnership, limited liability company, association, corporation or other business entity created by the Trustees to accomplish such sale and conveyance), organized under reorganizations of the Target Funds. The Acquiring ETF governing documents also explicitly authorize the Trustees to approve (without shareholder approval, unless required by the 1940 Act) share exchanges under federal or state statutes, incorporation of the Trust in other U.S. jurisdictions, and cessation of the Acquiring ETF’s listing on an exchange and operation as an exchange-traded fund.

the laws of the United States or of any state, commonwealth, possession or colony of the United States so long as such trust, partnership, limited liability company, association, corporation or other business entity is an open-end management investment company under the 1940 Act and, in the case of any trust, partnership, limited liability company, association, corporation or other business entity created by the Trustees to accomplish such sale and conveyance, may (but need not) succeed to or assume the Trust’s registration under the 1940 Act, for adequate consideration as determined by the Trustees which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent of the Trust or any affected series or class, and which may include shares of such other series or class of the Trust or shares of beneficial interest, stock or other ownership interest of such trust, partnership, limited liability company, association, corporation or other business entity (or series thereof); (v) cause the Trust, or any one or more of its series, to cease listing its shares on a securities exchange and to cease operating as an “exchange-traded” investment company, in reliance on certain exemptions under the 1940 Act or (vi) at any time sell or convert into money all or any part of the assets of the Trust or any series or class.